                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


                 Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                   For the eight months ended August 31, 1999



                         Commission File Number 1-14201



A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Pacific Enterprises Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

--------------------------------------------------------------------------------
                            THE PACIFIC ENTERPRISES
                            RETIREMENT SAVINGS PLAN

                            Financial Statements for the Eight Months
                            Ended August 31, 1999 and the Year Ended
                            December 31, 1998 and Independent Auditors'
                            Report

THE PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                                      1

FINANCIAL STATEMENTS AS OF AUGUST 31, 1999 AND FOR THE EIGHT MONTHS THEN ENDED
   AND AS OF DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED:

   Statements of Assets Available for Benefits                                                   2

   Statements of Changes in Assets Available for Benefits                                        3

   Notes to Financial Statements                                                                4-7



All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Pacific Enterprises Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Pacific Enterprises Retirement Savings Plan (the "Plan") as of August 31, 1999 and December 31, 1998, and the related statements of changes in assets available for benefits for the eight months ended August 31, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at August 31, 1999 and December 31, 1998, and the changes in assets available for benefits for the eight months ended August 31, 1999 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.

As described in Note 1, effective August 31, 1999, the Plan was merged into the Sempra Energy Savings Plan.


/s/ DELOITTE & TOUCHE LLP


February 1, 2000

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1999 AND DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                 AUGUST 31,           DECEMBER 31,
                                                                                    1999                  1998
INVESTMENTS:
  At fair value:
    Investment in Master Trust                                                   $                        $19,839
    Participant Loans                                                                                         128
                                                                                 --------                 -------
           Total investments                                                                               19,967
                                                                                 --------                 -------
RECEIVABLES:
  Employer contributions                                                                                        3
  Participating employee contributions                                                                          1
                                                                                 --------                 -------
           Total receivables                                                                                    4
                                                                                 --------                 -------
ASSETS AVAILABLE FOR BENEFITS                                                    $  -                     $19,971
                                                                                 ========                 =======


The accompanying notes are an integral part of these financial statements.

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE EIGHT MONTHS ENDED AUGUST 31, 1999 AND
THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                 EIGHT MONTHS             YEAR
                                                                                    ENDED                 ENDED
                                                                                  AUGUST 31,          DECEMBER 31,
                                                                                     1999                 1998
ADDITIONS:
  Net investment (loss) income:
    Equity in net investment (loss) income of the Master Trust                      $   (43)            $  4,754
    Less investment expenses                                                              2                   13
                                                                                    -------             --------
           Net investment (loss) income                                                 (45)               4,741
                                                                                    -------             --------
  Contributions:
    Employer                                                                                                 612
    Rollovers                                                                           200                2,056
                                                                                    -------             --------
           Total contributions                                                          200                2,668
                                                                                    -------             --------
           Total additions                                                              155                7,409
                                                                                    -------             --------
DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                         4,020                9,801
  Other                                                                                   3                    8
                                                                                    -------             --------
           Total deductions                                                           4,023                9,809
                                                                                    -------             --------
TRANSFERS TO PLANS OF RELATED ENTITIES (Note 1)                                     (16,103)             (29,615)
                                                                                    -------             --------
NET DECREASE                                                                        (19,971)             (32,015)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                                                19,971               51,986
                                                                                    -------             --------
  End of period                                                                     $     0             $ 19,971
                                                                                    =======             ========


The accompanying notes are an integral part of these financial statements.

PACIFIC ENTERPRISES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE EIGHT MONTHS ENDED AUGUST 31, 1999 AND
THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Pacific Enterprises Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Pacific Enterprises or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Through June 30, 1998, employees were required to complete one year in which they completed 1,000 hours of service in order to participate in the Plan, and make regular savings investments in Sempra Energy, formerly Pacific Enterprises, common stock and other optional investments permitted by the Plan. On July 1, 1998, the Plan was amended to allow for immediate plan participation for salary deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing. The Company had no employees as of December 31, 1998.

      Effective August 31, 1999, the Plan merged with the Sempra Energy Savings Plan (the "Sempra Plan") and all Plan assets were transferred to the Sempra Plan.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company; however, investment expenses are paid by the Plan.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

           PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, on a pre-tax basis, up to 15% of base compensation. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 15% of each participant's base pay. Total individual pre-tax contributions in calendar years 1999 and 1998 were limited by law to $10,000 each year. Prior to July 1, 1998, the maximum pre-tax contribution was 9% and the maximum total employee contribution was 14% of base compensation.

           EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - After one year of service, the Company makes contributions to the Plan equal to 50% of each participant's contribution, up to the first 6%. The Company's contributions are invested in Sempra Energy (formerly Pacific Enterprises) common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions and allocations of the Employer's nonelective matching contribution, investment earnings of the Plan, and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Beginning April 1, 1996, all investments are held in a Master Trust (see Note 6). Employees elect to have their contributions invested in increments of 10% in Sempra Energy Common Stock or the following funds offered by T. Rowe Price, trustee of the Plan:

           TRP STABLE VALUE FUND SCH E - invests in investment contracts issued by high quality insurance companies and banks.

           PERSONAL STRATEGY BALANCED FUND - invests in a combination of stocks, bonds, and money market securities.

           PERSONAL STRATEGY INCOME FUND - invests in a combination of bonds, money market securities, and stocks.

           PERSONAL STRATEGY GROWTH FUND - invests in a combination of stocks, bonds, and money market securities.

           INTERNATIONAL STOCK FUND - invests primarily in common stocks of established, non-U.S. companies.

           NEW HORIZONS FUND - invests primarily in common stocks of small, rapidly growing companies.

           NEW INCOME FUND - invests primarily in marketable debt securities.

           PRIME RESERVE FUND - invests in high-quality, U.S. dollar-denominated money market securities with an average weighted maturity not exceeding 90 days.

           EQUITY INDEX FUND - invests in stocks of 500 U.S. companies.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid. Assets available for plan benefits at August 31, 1999 and December 31, 1998 include $-0- and $256, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price, the trustee, for the eight months ended August 31, 1999 and the year ended December 31, 1998. Investments that represent 5% or more of the Plan's net assets are identified below.



                                                       AUGUST 31,    DECEMBER 31,
                                                          1999          1998
         Investment in Master Trust (Note 6)             $   0        $19,839



4.    TAX STATUS

      On January 16, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.    PARTICIPANT LOANS

      Effective April 1, 1996, the Plan was amended to allow participants to borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the present value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to processing a loan is paid by the participant who takes out the loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate as published monthly in the Wall Street Journal at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, formerly Pacific Enterprises, for investment and administrative purposes. The Plan has 0% interest in the net assets available for plan benefits of the Master Trust at August 31, 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The assets available for plan benefits of the Master Trust at August 31, 1999 and December 31, 1998 are summarized as follows:

                                                AUGUST 31,     DECEMBER 31,
                                                  1999            1998
Sempra Energy Common Stock                      $326,791        $359,143
Equity Index Fund                                141,894         124,475
Personal Strategy Balance Fund                    27,725          26,497
TRP Stable Value Fund Sch E                       25,629          24,437
Prime Reserve Fund                                13,976          12,099
New Horizons Fund                                 13,742          11,811
Personal Strategy Growth Fund                      8,734           6,515
International Stock Fund                           7,756           5,929
New Income Fund                                    3,443           3,702
Personal Strategy Income fund                      2,974           2,405
                                                --------        --------

Total                                           $572,664        $577,013
                                                ========        ========



      Net appreciation (depreciation), dividends and interest income of the Master Trust for the eight months ended August 31, 1999 and the year ended December 31, 1998 are as follows:


                                                                                EIGHT MONTHS        YEAR
                                                                                   ENDED            ENDED
                                                                                 AUGUST 31,      DECEMBER 31,
                                                                                    1999            1998
Net (depreciation) appreciation in fair value of investments                      $(32,249)        $43,439
Dividends                                                                           17,480          23,384
Interest                                                                               924           1,372



                                   * * * * * *

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.




Pacific Enterprises Retirement Savings Plan


Date:    February 25, 2000             /s/ G. JOYCE ROWLAND
                                       ---------------------------------------
                                       G. Joyce Rowland, Senior Vice President